UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2015

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor
Bank of China Tower
One Garden Road
Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Hua Zhong
Name:	Hua Zhong
Title:	Joint Company Secretary

Dated: April 24, 2015

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	Announcement dated April 24, 2015.
Exhibit 99.2	Press Release dated April 24, 2015, entitled "CNOOC Limited Announces Key Operational Statistics for Q1 2015".

Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 00883)

ANNOUNCEMENT

The Board hereby announces certain selected unaudited key operational statistics of the Group for the first quarter of 2015 (ended 31 March 2015). The comparative statistics for the first quarter of 2014 (ended 31 March 2014) are also disclosed in this announcement.

The board of directors of CNOOC Limited (the “Company”) (the “Board”) hereby announces certain selected unaudited key operational statistics of the Company and its subsidiaries (together the “Group”) for the first quarter of 2015 (ended 31 March 2015). The comparative statistics for the first quarter of 2014 (ended 31 March 2014) are also disclosed in this announcement.

The Company achieved a total net production of 118.3 million barrels of oil equivalent (“BOE”) for the first quarter of 2015, representing an increase of 9.4% year over year (“YoY”), mainly attributable to the production contribution from new projects that commenced production since 2014 offshore China.

For the first quarter of 2015, the Company made three new discoveries and nine successful appraisal wells offshore China. New discovery of Penglai 20-2 is expected to drive the joint development with adjacent Penglai 20-3 oil field. After successful appraisals, Bozhong 34-9 oil and gas structure is expected to be developed into a mid-sized oil and gas field. In addition, the Company made three successful appraisal wells overseas.

Jinzhou 9-3 comprehensive adjustment project and Kenli 10-1 oil field project commenced production as scheduled in 2015, while other projects progressed smoothly.

The unaudited oil and gas sales revenue of the Company reached approximately RMB 35.54 billion for the first quarter of 2015, representing a decrease of 39.9% YoY, mainly due to the sharp decrease of international oil price. During the period, the Company’s average realized oil price decreased 49.0% YoY to US$53.40 per barrel, which is in line with the trend of international oil price. The Company’s average realized gas price was US$6.68 per thousand cubic feet, representing an increase of 5.5% YoY, mainly due to the price hike with certain customers in China and higher realized gas prices of new gas fields.

For the first quarter of 2015, the Company's capital expenditure reached approximately RMB 15.94 billion, representing a decrease of 15.7% YoY, mainly because the Company proactively promote cost control and efficiency enhancement and cut its capital expenditures as a reaction to low oil price environment.

1

First Quarter and Year-to-Date Net Production Summary (Unaudited)*
	2015						2014
	Q1			YTD			Q1			YTD
	Crude & Liquids	Natural Gas	Total	Crude & Liquids	Natural Gas	Total	Crude & Liquids	Natural Gas	Total	Crude & Liquids	Natural Gas	Total
	(mmbbls)	(bcf)	(mm BOE)	(mmbbls)	(bcf)	(mm BOE)	(mmbbls)	(bcf)	(mm BOE)	(mmbbls)	(bcf)	(mm BOE)
China
Bohai	41.3	12.3	43.3	41.3	12.3	43.3	34.8	13.0	37.0	34.8	13.0	37.0
Western South China Sea	8.7	27.0	13.4	8.7	27.0	13.4	8.5	31.6	13.9	8.5	31.6	13.9
Eastern South China Sea	16.6	16.0	19.3	16.6	16.0	19.3	13.3	13.6	15.6	13.3	13.6	15.6
East China Sea	0.2	4.5	1.0	0.2	4.5	1.0	0.2	2.7	0.6	0.2	2.7	0.6
Subtotal	66.9	59.8	76.9	66.9	59.8	76.9	56.8	60.9	67.1	56.8	60.9	67.1
Overseas
Asia (excluding China)	4.1	11.1	6.1	4.1	11.1	6.1	2.9	11.8	5.0	2.9	11.8	5.0
Oceania	0.1	3.7	0.9	0.1	3.7	0.9	0.3	6.6	1.6	0.3	6.6	1.6
Africa	7.5	-	7.5	7.5	-	7.5	7.2	-	7.2	7.2	-	7.2
North America (excluding Canada)	5.1	11.3	6.9	5.1	11.3	6.9	4.0	9.7	5.6	4.0	9.7	5.6
Canada	4.8	7.2	6.0	4.8	7.2	6.0	4.9	11.7	6.9	4.9	11.7	6.9
South America	2.2	12.6	4.4	2.2	12.6	4.4	2.1	12.1	4.2	2.1	12.1	4.2
Europe	9.0	3.5	9.6	9.0	3.5	9.6	9.7	5.5	10.6	9.7	5.5	10.6
Subtotal	32.8	49.4	41.3	32.8	49.4	41.3	31.1	57.4	41.0	31.1	57.4	41.0
Total	99.6	109.2	118.3	99.6	109.2	118.3	87.8	118.3	108.1	87.8	118.3	108.1
* Including our interest in equity method investees, which is approximately 4.4 mmboe in Q1 2015 and 4.2 mmboe in Q1 2014.

2

First Quarter and Year-to-Date Revenue and Capital Expenditure (Unaudited)*

	RMB (millions)				US$ (millions)
	2015		2014		2015		2014
	Q1	YTD	Q1	YTD	Q1	YTD	Q1	YTD
Sales Revenue
Crude and liquids	31,578	31,578	55,051	55,051	5,144	5,144	9,000	9,000
Natural gas	3,961	3,961	4,102	4,102	645	645	671	671
Marketing revenue, net	459	459	560	560	75	75	92	92
Others	721	721	745	745	117	117	122	122
Total	36,719	36,719	60,458	60,458	5,981	5,981	9,885	9,885

Capital Expenditures
Exploration	3,274	3,274	5,028	5,028	533	533	822	822
Development	10,985	10,985	12,046	12,046	1,790	1,790	1,969	1,969
Production	1,661	1,661	1,681	1,681	271	271	275	275
Others	19	19	160	160	3	3	26	26
Total	15,940	15,940	18,914	18,914	2,597	2, 597	3,092	3, 092
* Capitalized interests were not included. Capitalized interests for Q1 2015 and Q1 2014 were RMB379 million and RMB396 million, respectively.

For the purpose of this announcement, unless otherwise indicated, an exchange rate of US$1 = RMB6.1384 has been used for the first quarter of 2015, and an exchange rate of US$1 = RMB6. 1170 has been used for the first quarter of 2014, where applicable. The usage of these exchange rates is for illustration only and does not constitute a representation that any amount has been, could have been or may be exchanged or converted at the above rates or at any other rate at all.

This announcement is published on the website of The Stock Exchange of Hong Kong Limited (http://www.hkex.com.hk) and on the Company’s website (http://www.cnoocltd.com).

By Order of the Board CNOOC Limited Zhong Hua Joint Company Secretary

Hong Kong, 24 April 2015

3

As at the date of this announcement, the Board comprises:

Executive Directors Li Fanrong Wu Guangqi Non-executive Directors Wang Yilin (Chairman) Yang Hua (Vice Chairman) Lv Bo Wang Jiaxiang	Independent Non-executive Directors Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Kevin G. Lynch

4

Exhibit 99.2

For Immediate Release

CNOOC Limited Announces Key Operational Statistics for Q1 2015

(Hong Kong, April 24, 2015) - CNOOC Limited (the “Company”, NYSE: CEO, SEHK: 00883, TSX: CNU) today announced its key operational statistics for the first quarter of 2015.

Total net production in the first quarter of 2015 increased 9.4% year over year (“YoY”) to 118.3 million barrels of oil equivalent (“BOE”), primarily due to the production contribution from new projects that came on stream in offshore China since 2014.

In the first quarter, the Company made 3 new discoveries. In offshore China and overseas, the Company made 9 and 3 successful appraisal wells, respectively. In offshore China, the new discovery Penglai 20-2 is expected to drive the joint development with the adjacent Penglai 20-3 oil field. After successful appraisals, the Bozhong 34-9 oil and gas structure is expected to be developed into a mid-sized oil and gas field.

Jinzhou 9-3 comprehensive adjustment project and Kenli 10-1 oil field commenced production as scheduled in 2015, while other projects progressed smoothly.

During the period, the unaudited oil and gas sales revenue of the Company were approximately RMB35.54 billion, a decrease of 39.9% YoY, due to the sharp decline in international oil prices. The Company’s average realized oil price decreased by 49.0% YoY to US$53.40 per barrel while the average realized gas price increased by 5.5% YoY to US$6.68 per thousand cubic feet.

Facing the challenges created by low oil prices, the Company continued to lower costs and enhance efficiency, and adjusted its operating strategy by decreasing capital expenditures. In the first quarter, the Company’s capital expenditures decreased by 15.7% YoY to approximately RMB15.94 billion.

Mr. Li Fanrong, CEO of the Company commented, “Under the harsh circumstances, the Company’s overall production and operations remained stable in the first quarter. Our cost control and enhanced efficiency measures were executed effectively and achieved good results. We will continue to strengthen our internal operations management, exercise strict cost control and enhance efficiency to proactively respond to the impact of low oil prices and to effectively promote various production and operational plans.”

- End -

Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.

*** *** *** ***

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes are appropriate under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depends on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations, including but not limited to those associated with fluctuations in crude oil and natural gas prices, the exploration or development activities, the capital expenditure requirements, the business strategy, whether the transactions entered into by the Group can complete on schedule pursuant to their terms and timetable or at all, the highly competitive nature of the oil and natural gas industries, the foreign operations, environmental liabilities and compliance requirements, and economic and political conditions in the People’s Republic of China. For a description of these and other risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including the 2014 Annual Report on Form 20-F filed on 22 April 2015.

Consequently, all of the forward-looking statements made in this press release are qualified by these cautionary statements. The Company cannot assure that the results or developments anticipated will be realised or, even if substantially realised, that they will have the expected effect on the Company, its business or operations.
*** *** *** ***

For further enquiries, please contact:

Ms. Michelle Zhang
Deputy Manager, Media / Public Relations
CNOOC Limited
Tel: +86-10-8452-6642
Fax: +86-10-8452-1441

E-mail: MR@cnooc.com.cn

Ms. Cathy Zhang
Hill+Knowlton Strategies Asia
Tel: +852-2894 6211
Fax: +852-2576 1990
E-mail: cathy.zhang@hkstrategies.com